UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerp
Belgium

+32-3-247-59-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated February 12, 2026, announcing that the Company will release its fourth quarter 2025 earnings prior to market opening on Thursday February 26, 2026 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

The information contained in Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-289724) that was filed with the U.S. Securities and Exchange Commission on August 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: February 12, 2026

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer